UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 03, 2019

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Publication of Registration Document dated 11 March 2019
Exhibit No. 2	Publication of a Prospectus dated 15 March 2019
Exhibit No. 3	Leadership changes dated 27 March 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: April 03, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

Publication of Registration Document

The following registration document has been approved by the UK Listing Authority and is available for viewing:

The registration document dated 11 March 2019 (the "Registration Document") relating to Barclays Bank PLC.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/4927S_1-2019-3-11.pdf

A copy of the Registration Document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Registration Document available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Registration Document. In accessing the Registration Document, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

Please note that the information contained in the Registration Document may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Registration Document) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Registration Document you must ascertain from the Registration Document whether or not you are part of the intended addressees of the information contained therein.

You are reminded that the Registration Document has been made available to you on the basis that you are a person into whose possession the Registration Document may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Registration Document to any other person.

The Registration Document has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Registration Document made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 2

Publication of Base Prospectus

The following base prospectus (the " Base Prospectus ") has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus dated 15 March 2019 for the Barclays Bank PLC £15,000,000,000 Debt Issuance Programme.

Please read " Disclaimer - Intended Addressees " below before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0804T_1-2019-3-15.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays International Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing : The following applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus. In accessing the Base Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE " SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Base Prospectus, you shall be deemed to have represented that you and any customers you represent are not a U.S. person (as defined in Regulation S to the Securities Act), and that you consent to delivery of the Base Prospectus and any supplements thereto via electronic publication.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus to any other person.

The Base Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Base Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 3

27 March 2019

BARCLAYS PLC

Barclays Announces Leadership Changes

Focussing on the Group's Strengths as a Diversified Consumer and Wholesale Bank

Barclays has today announced leadership changes intended to help the business capitalise on its strengths as a diversified consumer and wholesale bank.

Commenting on the changes, Group CEO, Jes Staley, said:

"We are - today - the Transatlantic Consumer and Wholesale Bank, with global reach, which we set out to shape when we embarked on our strategy in March of 2016. Restructuring is behind us, our major legacy issues are largely dealt with, and our focus now is on running and growing our business, and pursuing improved returns in line with our stated targets.

"To aid that agenda, I am making some leadership changes to ensure a much stronger and closer focus on the two respective hemispheres of our diversified Group - our Consumer and Wholesale businesses."

Global Consumer Banking & Payments

Ashok Vaswani, currently CEO of Barclays UK (BUK), will take on a newly created role within the Group as Global Head of Consumer Banking & Payments, reporting to Group CEO, Jes Staley.

In this capacity Mr Vaswani will oversee the execution of plans for the Group's consumer banking and cards & payments businesses in the UK and internationally, and is tasked with ensuring that Barclays:

a)   delivers the benefits of innovation, and fast moving developments in technology and infrastructure, to support its customers - wherever they happen to be in the world;
b)   capitalises fully on our Group-wide strengths as consumer bankers, including in building out our global payments offering and capability; and
c)   drives greater connectivity and synergies across our consumer banking and payments franchise.

Subject to regulatory approval, Matt Hammerstein, currently Head of Retail Lending, will be appointed as the new CEO of BUK. Mr Hammerstein will report principally to Jes Staley, as well as to Sir Ian Cheshire, the Chairman of BBUKPLC, and he will join the Barclays Group Executive Committee, and the Board of BBUKPLC. Mr Hammerstein will also report to Mr Vaswani in his new role as Global Head of Consumer Banking & Payments.

Barry Rodrigues, CEO of Cards & Payments, Barclays' largest internationally focused consumer business, and Karen Frank, CEO of the Private Bank, will also now report to Mr Vaswani.

Commenting further, Mr Staley said:

"We have huge expertise and experience across the Group in our consumer banking and cards & payments businesses, and are market leaders in driving digitisation in the delivery of banking services for retail customers.

"Our pedigree is both an existing major asset as well as a future growth opportunity for the Group, and it is an area where I believe we will benefit from stronger global alignment."

Global Wholesale Banking

Barclays' global Wholesale business - the Corporate & Investment Bank - will also see leadership changes.

The CIB will be managed as three distinct, though connected, units - Global Banking; Global Markets; and the Corporate Bank - all reporting directly to the Group CEO, Jes Staley.

Global Banking will comprise Barclays' Advisory, DCM, and ECM businesses. It will be led by Joe McGrath, the Global Head of Banking.

Stephen Dainton, currently Global Head of Equities, will act as interim Global Head of Markets, while Barclays conducts an internal and external search for a permanent appointee to this crucial role.

Alistair Currie will lead Barclays' Corporate Bank as Head of Corporate Banking.

All three will report to Jes Staley, and join the Group Executive Committee, effective 1 April 2019.

Commenting further, Mr Staley said:

"Barclays' Corporate & Investment Bank - our global Wholesale business - produced a return on tangible equity of just over 7% in 2018. That was a significant improvement over 2017 - but not yet where we need it to be - and it is a continuing priority to get our Wholesale business to cover its cost of capital.

"Competing in the top tier of global corporate and investment banking, enabled by our size, and commitment across asset classes, is important for Barclays' future returns. And we demonstrably do compete in that top tier.

"Notwithstanding that competitive position, I believe we need a more granular execution focus on the businesses within the CIB if we are to drive those returns, in a reasonable timeframe, towards and above that cost of capital.

"And so I have decided to change the leadership model for that business, delayering the organisation in order to bring oversight and accountability for the performance of the Corporate & Investment Bank much closer to me as the Group CEO."

In order to underline this, Jes Staley will also now assume the role of interim CEO of Barclays Bank PLC (BBPLC), the legal entity which houses all of the Group's non-ring fenced businesses (Barclays International), in addition to being Group CEO. Furthermore, and in order to support Mr Staley in his BBPLC role, Paul Compton, Group Chief Operating Officer, will assume an additional post as President of Barclays Bank PLC.

As President, Mr Compton will oversee executive management responsibilities associated with the operation of the legal entity. This will include accountability for: the US Intermediate Holding Company; Barclays Bank Ireland; and the principal governance and regulatory obligations for BBPLC.

Tim Throsby

As a consequence of the changes announced today, Tim Throsby, CEO of Barclays International & BBPLC, has decided to leave the company.

Commenting on Mr Throsby's decision to leave Barclays, Jes Staley said:

"Tim joined Barclays in January of 2017, and over the past two years has made a significant contribution to the progress of Barclays International, particularly in the Corporate and Investment Bank, but also in the development of our international consumer businesses.

"His strategic focus on investment in, and development of, people and technology, and the work he instituted to modernise our financial resource management, has borne fruit - as evidenced in our 2018 numbers, and the last five Quarters of market outperformance.

"We are grateful to Tim for his stewardship of Barclays International and BBPLC, and for his service to the Group more broadly. We wish him well for the future."

-ENDS-

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

Notes to editors:

1)   Appointments referred to in this announcement are subject to customary regulatory approval, where required.

2)   There will be no changes to the form of Barclays' financial reporting as a consequence of the leadership changes announced.

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 83,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website at www.home.barclays